SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 11, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 11, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

11 April 2013
Smith & Nephew plc
Resolutions passed at the Annual General Meeting
Smith & Nephew plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 11 April 2013.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Withheld (Number of votes)	Total votes validly cast	Percentage of relevant shares in issue (%)
Ordinary resolutions

1. To receive and adopt the audited accounts	647,984,559	99.89	732,060	1,368,336	648,716,619	71.55

2. To approve the Directors' Remuneration Report	613,386,066	96.50	22,233,539	14,465,350	635,619,605	70.10

3. To declare a final dividend	649,102,418	100.00	18,880	963,657	649,121,298	71.59

4. To re-elect Ian Barlow	644,482,627	99.29	4,585,545	1,016,783	649,068,172	71.59

5. To re-elect Olivier Bohuon	615,544,595	94.83	33,544,395	995,965	649,088,990	71.59

6. To re-elect The Rt Hon Baroness Bottomley of Nettlestone DL	642,724,161	98.98	6,628,704	732,090	649,352,865	71.62

7. To re-elect Julie Brown	645,842,186	99.50	3,232,233	1,010,536	649,074,419	71.59

8. To re-elect Sir John Buchanan	626,538,966	97.25	17,692,469	5,853,520	644,231,435	71.05

9. To re-elect Richard De Schutter	632,318,513	98.60	8,980,546	8,785,896	641,299,059	70.73

10. To re-elect Michael Friedman	647,203,392	99.73	1,735,992	1,145,571	648,939,384	71.57

11. To re-elect Dr Pamela Kirby	644,994,188	99.39	3,952,545	1,138,222	648,946,733	71.57

12. To re-elect Brian Larcombe	642,218,383	98.90	7,133,031	733,541	649,351,414	71.62

13. To re-elect Joseph Papa	643,658,207	99.17	5,415,805	1,010,943	649,074,012	71.59

14. To re-elect Ajay Piramal	632,829,194	97.50	16,246,119	1,009,642	649,075,313	71.59

15.To re-appoint the Ernst & Young LLP as auditors	620,958,283	98.37	10,265,952	18,860,720	631,224,235	69.62

16. To authorise the Directors to determine the remuneration of the auditors	633,008,521	98.69	8,372,336	8,704,098	641,380,857	70.74

17. To renew the Directors' authority to allot shares	620,107,737	95.54	28,925,759	1,051,459	649,033,496	71.58

Special resolutions

18. To renew the Directors' authority for the disapplication of the pre- emption rights	638,423,805	98.37	10,572,823	1,088,327	648,996,628	71.58

19. To renew the Directors' limited authority to make market purchases of the Company's own shares.	648,163,704	99.86	918,749	1,002,502	649,082,453	71.59

20. To authorise general meetings to be held on 14 clear days' notice	578,854,032	89.18	70,245,252	985,671	649,099,284	71.59

The number of Ordinary Shares in issue on 9 April 2013 at 6pm (excluding shares held in Treasury) was 906,734,927. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Resolutions at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility, which is situated at: http://www.morningstar.co.uk/uk/NSM

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: +44 (0)20 7401 7646